Filed by EQT Corporation

(Commission File No. 1-3551)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: Rice Energy Inc.

Commission File No. for Registration Statement

on Form S-4 filed by EQT Corporation: 333-219508

The following presentation was issued by EQT Corporation on October 23, 2017.

EQT Corporation to Acquire Rice Energy October 19, 2017

Cautionary Statement Regarding Forward-Looking Information This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the merger parties’ plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: risks related to our strategy to develop our Marcellus, Utica, Upper Devonian and other reserves; changes in our drilling plans and programs and the availability of capital to complete these plans and programs (including the number, type, and average length-of-pay of wells to be drilled); changes in production sales volumes and growth rates; projected natural gas prices and basis; estimated ultimate recovery (EUR); projected well costs; risks related to our acquisition and integration of acquired businesses and assets; the cost of defending our intellectual property; technological changes and other trends affecting the oil and gas industry; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; EQT’s ability to complete the acquisition and integration of Rice Energy Inc. (Rice) successfully; litigation relating to the transaction; and other factors that may affect future results of EQT and Rice. Additional factors that could cause results to differ materially from those described above can be found in EQT’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, each of which is on file with the Securities and Exchange Commission (SEC) and available in the “Investors” section of EQT’s website, www.eqt.com, under the heading SEC Filings and in other documents EQT files with the SEC, and in Rice’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Rice’s website, www.riceenergy.com, under the subsection “Financial Information” and then under the heading “SEC Filings” and in other documents Rice files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither EQT nor Rice assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves that a company anticipates as of a given date to be economically and legally producible and deliverable by application of development projects to known accumulations. We use certain terms in this presentation, such as “EUR” (estimated ultimate recovery), that the SEC’s guidelines prohibit us from including in filings with the SEC. These measures are by their nature more speculative than estimates of reserves prepared in accordance with SEC definitions and guidelines and accordingly are less certain. 2

Important Information for Investors Important Additional Information In connection with the proposed transaction, EQT has filed with the SEC a registration statement on Form S-4 that contains a joint proxy statement of EQT and Rice and also constitutes a prospectus of EQT. The registration statement was declared effective by the SEC and EQT and Rice commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on October 12, 2017. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF EQT AND STOCKHOLDERS OF RICE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about EQT and Rice, without charge, at the SEC’s website (http://www.sec.gov). Copies of the documents filed with the SEC by EQT can be obtained, without charge, by directing a request to Investor Relations, EQT Corporation, EQT Plaza, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3111, Tel. No. (412) 553-5700. Copies of the documents filed with the SEC by Rice can be obtained, without charge, by directing a request to Investor Relations, Rice Energy Inc., 2200 Rice Drive, Canonsburg, Pennsylvania 15317, Tel. No. (724) 271-7200. Participants in the Solicitation EQT, Rice, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding EQT’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on February 17, 2017, and certain of its Current Reports on Form 8-K. Information regarding Rice’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus of EQT and Rice and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph. 3

Non-GAAP Financial Measures As used in this presentation, EBITDA means the earnings before interest, taxes and depreciation of Rice’s retained midstream assets. EBITDA of these assets is a non-GAAP supplemental financial measure that management and external users of EQT’s consolidated financial statements, such as industry analysts, investors, lenders and rating agencies, use to assess the potential contribution of Rice’s retained midstream assets to EQT’s future results of operations. EQT believes that the projected EBITDA of Rice’s retained midstream assets provides useful information to investors in assessing the impact of the proposed transaction on EQT’s future results of operations. EBITDA should not be considered as an alternative to net income, operating income, or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA has important limitations as an analytical tool because it excludes some, but not all, items that affect net income. Additionally, because EBITDA may be defined differently by other companies in EQT’s industry, the definition of EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing the utility of the measure. 4 EBITDA of Rice Retained Midstream Assets

EQT Acquisition of Rice Energy Combination creates compelling low-cost producer Basin consolidation drives best-in-class economics Sizeable transaction of high-quality, core acreage 1,200 locations with 12,000 foot average laterals in PA (pro forma) Combination creates significant value for EQT shareholders Increases scale providing upstream and midstream financial and operational benefits Significant cash flow per share and NAV per share accretion Base synergies of $2.5 B with additional upside potential of $7.5 B on an NPV basis LOE and G&A per Mcf reduced by 27% Combination reflects a thorough Board process The deal was unanimously approved by the EQT Board after comprehensive due diligence, deliberation and hard-fought negotiations EQT Board committed to addressing sum-of-the-parts discount by March 31, 2018 5 Board has and will continue to take action to support growth

Agenda Summary Terms / Transaction Overview Combination Creates Significant Shareholder Value Governance and Process Conclusion Appendix 6

I. Summary Terms / Transaction Overview 7

Summary Terms 8 Combination creates largest natural gas producer and one of the lowest-cost operators in U.S. Based on closing prices as of 06/16/2017 * See slide 4 for important disclosures regarding Rice owned midstream EBITDA, a non-GAAP financial measure Key Conditions and Timing Pro Forma Ownership and Corporate Governance Consideration EQT acquiring Rice Energy for $6.7 B 0.37x shares of EQT stock per Rice share $5.30 in cash per Rice share Reflects an implied value of $27.04 per share of Rice Energy as of June 16, 2017 Meetings of both EQT and Rice Energy shareholders scheduled for November 9, 2017 Customary regulatory approvals Closing expected shortly after shareholder approval EQT shareholders will own 65% of the combined Rice will nominate two directors to the EQT board Financing Considerations EQT will issue $5.4 B equity, pay $1.3 B in cash (based on share price at signing) EQT will refinance $1.9 B of net debt and preferred equity EQT completed $3.0 B bond offering in September EQT expected to maintain investment grade ratings Acquisition Assets Rice PA and OH acreage and production 187,000 PA net Marcellus acres 65,000 OH net Utica acres 1.3 Bcfe per day current production 92% of Rice Holdings GP, including incentive distribution rights and 28% of Rice Midstream Partners (RMP) units Rice owned midstream assets droppable into EQM – 2018E EBITDA $130 MM*

II. Combination Creates Significant Shareholder Value 9

Benefits of Increased Scale Through Consolidation Upstream Benefits Significantly improved well returns in Greene & Washington Counties Before transaction: 775 undeveloped locations with an average of 8,000’ lateral After transaction: 1,200 undeveloped locations with an average of 12,000’ lateral Returns per well increase from 52% to 70% at $3.00 NYMEX Sharing of technical data and best practices Operational efficiencies – rig utilization, pad sites, water, access roads, etc. Increased access to premium Gulf and Midwest markets through combined firm transportation portfolio Midstream Benefits Gathering system connectivity enhances supply aggregation to Equitrans, OVC and MVP EQT controlled natural gas gathering systems will be the 4th largest in U.S. Enhanced visibility of EQM and EQGP growth profiles Adds significant EQM drop-down inventory - $130 MM 2018E EBITDA Accretion to EQM and EQGP Increases EQM organic and third-party growth opportunities More efficient development of gathering systems Higher returns to EQM & lower cost to EQT Production 10 Rice’s PA Marcellus position is contiguous with EQT’s SW PA acreage

Synergy Potential 11 Present value of economic savings pro forma for Rice acquisition ($B) *Discounted at estimated WACC of 8.4% over 10 years, no terminal value Base synergies of $2.5 billion Capital Efficiencies* Contiguous acreage leads to: Longer laterals (12,000 ft) Fewer wells Lower surface costs G&A* Reduction of G&A for 10 years Base Synergies Average Savings: $200 MM in 2018 $350 MM / yr 2019-2027 ~$100 MM / yr 2018-2027 Capital Efficiencies G&A Total Base Synergies $1.9 $0.6 $2.5

Upside Synergy Potential Synergy Metric Up to PV ($B)* Drilling and completion best practices EUR improvements of 0 – 5% $2.5 Buying power 0 – 5% reduction in capital $1.4 Marketing optimization $0.00 - $0.05 / Mcfe improvement in realized price $1.4 Upstream LOE optimization $0.00 - $0.03 / Mcfe $0.8 Lengthen WV laterals Lengthen inventory by up to 2,000’ per well $0.7 Perpetuity G&A savings Value realized post-2027 $0.5 MVP expansion Accelerated by up to 3 years $0.2 Total $7.5 Other Potential Synergies (unquantified) IDR uplift EQM growth path extended Midstream optimization More efficient capital deployed 12 *Discounted at estimated WACC of 8.4%

Immediately Accretive to Cash Flow and NAV Per Share Cash flow per share accretion in excess of 20% in 2018 and 30% in 2019 Accretive to NAV per share Base synergies of $2.5 B PV expected with significant upside potential $200 MM capital efficiency in 2018 $100 MM expense synergies in 2018 LOE and G&A per Mcf reduced by 27% pro forma LOE decreased from $0.12 to $0.09 G&A decreased from $0.17 to $0.12 13 *Production costs include LOE, Production Taxes, G&A, and Gathering, Transmission, & Processing. Gathering costs are net of distributions Peer data sourced from Q2 2017 10-Q's

Improving Economics - Marcellus 14 SW PA laterals extend from 8,000’ to 12,000’ – dramatically increasing returns IRR returns – wellhead price (NYMEX minus $0.50 basis) 68% 75% 101% 137% 35% 39% 52% 70% 13% 15% 21% 28% 0% 20% 40% 60% 80% 100% 120% 140% 160% 5 Well Pad 5,500' Lateral 6 Well Pad 6,000' Lateral 8 Well Pad 8,000' Lateral 12 Well Pad 12,000' Lateral ATAX IRR $3.00 $2.50 $2.00

Research Analysts See Value of Transaction 15 “Investors cited the high-grading of EQT’s acreage position in the core and the potential of EQT to “walk and chew gum” (i.e., balance growth and FCF generation) as chief factors why they are supportive of the transaction Overwhelming majority of investor participants believe the EQT-RICE merger should be ratified: 84% of the survey participants believe that the pro forma EQT-RICE entity could deliver more shareholder value than EQT on a standalone.” - JP Morgan, 2-Oct-2017 “We view the transaction positively given significant overlap of high quality core acreage that should drive what EQT management estimates to be $2.5 billion in synergies as a combined entity.... With the business model shifting... to more moderate growth with free cash EQT is better positioned post this transaction in our view.” - Wells Fargo, 19-Jun-2017 “While the upstream synergies of EQT/RICE are significant, the larger takeaway here is the benefits of scale and strategic alternatives the transaction offers... There are a number of equity-positive potential outcomes.. with management highlighting the opportunity to unlock the persistent SOTP discount ” - Evercore ISI, 20-Jun-2017.” “Our proprietary analysis shows a post-merger EQT sum of the parts valuation at $86/sh using a $50 WTI/$3 Henry Hub price deck The strategic value of acquiring RICE is almost universally accepted by investors and industry peers.” Cowen, 10-Oct-2017 *Permission to use quotations neither sought nor obtained Source: Wall Street research

As of 10/11/2017 Source: FactSet Peer Group: AR, CNX, COG, RRC, SWN Positive Market Reaction to Deal 16 EQT Outperformed Peers and Market Since Merger Announcement 8% 5% -3%

EQT Implementation Strategy 2017 Expected activity levels and production guidance unchanged Pro forma sales volume guidance unchanged – estimated at 1.3 Tcfe Optimize long-term development plans realizing higher returns by integrating acquired acreage 2018 Approve plan to address the sum-of-the-parts discount by March Begin to realize capital, operational and administrative efficiencies Same pro forma feet-of-pay, developed with 20% fewer wells in PA Pro forma production sales volume guidance unchanged – estimated at 1.6 Tcfe Drop-down retained midstream assets to EQM Gathering system integrations begin 2019 Fully realize synergies Same pro forma feet-of-pay, developed with 35% fewer wells Targeting cash-flow breakeven 2020+ Return of capital to shareholders 17

III. Governance and Process 18 The EQT / Rice Energy Combination Reflects Extensive Due Diligence and Careful Consideration by a Highly Qualified and Experienced Board of Directors

EQT Board Process EQT Board reviews strategic opportunities in the ordinary course of business EQT Board explored options that would enhance its current acreage position and offer unique synergy opportunities with the goal of maximizing shareholder value EQT engaged independent financial advisor (Citi) and outside legal counsel (Wachtell Lipton) EQT Board conducted thorough deliberations over the course of many meetings EQT Board carefully evaluated the transaction from various perspectives and reviewed extensive due diligence EQT Board met numerous times throughout the process Transaction terms arrived at via hard-fought negotiations Exchange ratio and cash consideration determined following a lengthy negotiation process, supported by the totality of due diligence review of Rice and expected synergies Board and management team remain confident Rice transaction is in the best interests of all EQT shareholders and will deliver significant value 19

The Board’s Long-Term Sustainable Value Creation Strategy Post-Combination Post-Merger Pro forma company well positioned to be cash flow neutral in 2019 and increase the return of capital to investors in 2020 and beyond Sum-of-the-Parts Committee to evaluate options to address sum-of-the-parts discount by end of Q1 2018 The Rice transaction enhances EQT’s ability to address sum-of-the-parts discount Both upstream and midstream are stronger pro forma with Rice EQT's Recent History of Value-Creating Transactions: July 2012: IPO of EQT Midstream Partners, LP. EQT received $302 MM of gross proceeds July 2013: EQT sold its Sunrise Pipeline to EQM for $650 MM December 2013: EQT sold Equitable Gas Company, LLC for $740 MM in cash and $174 MM in other assets May 2014: EQT sold its Jupiter Gathering System to EQM for $1,200 MM March 2015: EQT sold its Northern West Virginia Marcellus Gathering System to EQM for $926 MM May 2015: IPO of EQT GP Holdings, LP. EQT received $714 MM of gross proceeds Q4 2016: EQT sold its remaining midstream assets to EQM and a third-party for $350 MM 20 Board focused on long-term shareholder value creation

IV. Conclusion 21

EQT Acquisition of Rice Energy Combination creates compelling low-cost producer Basin consolidation drives best-in-class economics Sizeable transaction of high-quality, core acreage 1,200 locations with 12,000 foot average laterals in PA (pro forma) Combination creates significant value for EQT shareholders Increases scale providing upstream and midstream financial and operational benefits Significant cash flow and NAV accretion Base synergies of $2.5 B with additional upside potential of $7.5 B on an NPV basis LOE and G&A per Mcf reduced by 27% Combination reflects a thorough Board process The deal was unanimously approved by the EQT Board after comprehensive due diligence, deliberation and hard-fought negotiations EQT Board committed to addressing sum-of-the-parts discount post-close 22 Board has and will continue to take action to support growth

Appendix 23

As of 10/11/17 Enterprise value is calculated by utilizing EQT share price as of 10/11/17 and forecasted net debt as of 10/31/17 including adjustments described on slide 28; excludes net debt of EQM and RMP Acres and locations as of 6/30/17 Current EQT Pro Forma Market Cap(1) $ 10.9 B $ 16.8 B Enterprise Value(2) $ 12.8 B $ 22.2 B Net Marcellus Acres(3) 813,000 1,000,000 Core Net Marcellus Acres(3) 483,000 670,000 Core Marcellus Undeveloped Locations(3) 2,700 3,700 2017E Production 833 Bcfe 1,300 Bcfe 2016 Proved Reserves 13.5 Tcfe 17.5 Tcfe 2016 Proved Developed 6.8 Tcfe 9.0 Tcfe EQT + Rice 24 Well-positioned to improve overall well economics and deliver stronger returns

Transaction Overview 25 Rice Energy Overview 187,000 core PA Marcellus net acres 64,000 PA Upper Devonian net acres 105,000 PA Utica net acres 65,000 core Ohio Utica net acres 2017E Production: 1.3 Bcfe/d Upstream Assets Attractive assets for future dropdowns to EQM 2018E EBITDA: ~$130 MM One of the largest gathering footprints in Ohio’s dry gas Utica core 166,000 core dedicated acres ~70% third-party 2017E gathering throughput of ~1,155 MDth/d EQT is acquiring Rice's 92% interest in Rice GP Holdings 100% IDRs 28% ownership in LP units Retained Midstream Assets General Partner EIG Managed Funds GP Holdings 91.75% 8.25% 28% LP Units 100% IDRs

Building Long Laterals in Appalachia Base EQT Acreage 12 new wells with 4,000 ft average lateral length $1,223 / ft development cost The process 26 2017 Lateral Length: 4,500 + Acquisitions 8 new wells with 4,900 ft average lateral length $1,112 / ft development cost + Trades/Leasing 5 new wells with 14,500 ft average lateral length $785 / ft development cost = Full Development 8 new wells with 16,200 ft average lateral length $767 / ft development cost Year: 2152017 Year: 2017 305% increase in lateral length and 37% decrease in cost per ft

Balance Sheet Strength

Strength in the numbers

- Benefits of investment grade
  - Supports consolidation strategy
  - Assures operational flexibility through cycles
  - Minimizes counterparty letter of credit requirements
  - Enables EQM to fund organic projects / joint ventures (MVP) with lower-cost capital

- Strong liquidity
  - $2.5 billion revolver at EQT[(1)]
  - $1.0 billion revolver at EQM
  - Significant drop-down inventory

Investment Grade Rating (S&P) – EQT vs. Marcellus Peers[(3)]



BBB
BB+
BB
BB-
B+
B+
Investment Grade
Sub-Investment Grade
EQT
Peer 1
Peer 2
Peer 3
Peer 4
Peer 5

Pro-Forma Net Debt[(2)]

($B)	At Closing	
Long-term debt	$	4.6
Credit facility borrowings		0.8
Cash		0.0
Net debt (total debt minus cash)	$	5.4

(1) Revolver will increase from $1.5 B to $2.5 B upon closing of the Rice Energy merger
(2) Adjusted for Rice merger and bond offering. Debt and cash exclude EQM and RMP
(3) Peers: AR, CNX, GPOR, RRC, SWN

27

Marcellus Capacity Increased exposure to growing Gulf markets Multiple legs of transport provides flexibility to capture highest netback 28 Rice acquisition triples capacity to Gulf *Assumed NYMEX and realized price; as of October 17, 2017 485,000 1,290,000 450,000 697,000 878,500 495,000 1,360,000 Pro Forma EQT 2017E 2018E 2019E TETCO M2 19% 34% 28% TETCO M3 14% 11% 8% TCO 5% 4% 3% Midwest 24% 20% 15% Gulf 38% 31% 24% Southeast 0% 0% 22% NYMEX* $3.00 $3.05 $2.90 Basis $(0.24) $(0.26) ($0.17) Realized price* $2.76 $2.79 $2.73 Market Mix Pipe Project ISD DTH/D REX E2W Current 300,000 TETCO U2GC Current 47,000 ETP Rover Q4 17 150,000 REX Z3 En. Current 200,000 REX E2W/Z3 Current 50,000 REX/TETCO - ANR ML-7 Current 31,500 ETP Rover Q4 17 100,000 Ohio/Midwest Pipe Project ISD DTH/D EQM MVP Q4 18 1,290,000 Southeast Pipe Project ISD DTH/D TETCO TEAM 14 Current 150,000 TETCO Gulf Mkts Current 100,000 TETCO Backhaul Current 200,000 TETCO Team South Current 270,000 TETCO Open Current 50,000 CPG Westside Current 50,000 REX/TETCO - NGPL Gulfcoast Exp Current 75,000 REX/TETCO - ANR Mainline Current 145,000 TETCO Access South Nov-17 320,000 Gulf Coast Pipe Project ISD DTH/D TETCO TEAM 14 Current 150,000 TETCO TEMAX Current 295,000 TGP 300L Current 40,000 TETCO TME3 Current 10,000 Northeast

2017 Capital and Development Plan 2017 capital investments of $1.5 B* $1.3 B for well development 178 wells in 2017 Average laterals of 8,400 ft Funding with operating cash flow of $1.2 billion, plus cash-on-hand** Focus on Marcellus Co-develop Upper Devonian Average 14 wells per pad in 2017 29 Focus on core Marcellus development *Excludes EQT Midstream Partners and Rice pro forma; unless otherwise noted, all guidance, forecasts and projections included in this presentation do not reflect the pro forma impact of the Rice Energy acquisition **See slide 4 for important disclosures regarding adjusted operating cash flow attributable to EQT, a non-GAAP financial measure Core Marcellus Core Upper Devonian OH WV PA

EQT Midstream Partners, LP (NYSE: EQM) Marcellus Gathering ~2.3 Bcf per day firm capacity, including 600 MMcf per day high pressure header pipeline for Range Resources 10-year fixed-fee contracts Equitrans Transmission & Storage 4.4 Bcf per day current capacity 950-mile, FERC-regulated interstate pipeline Fixed-fee contracts with an average remaining term of 16 years Provides connectivity to six interstate pipelines 30 Appalachian Hub – connecting supply to demand markets Transmission asset statistics as of 12/31/2016 and transmission capacity includes 0.85 Bcf/d of certificated capacity on the Ohio Valley Connector Interstate pipelines: Texas Eastern, Dominion Transmission, Columbia Gas Transmission, Tennessee Gas Pipeline Company, Rockies Express Pipeline LLC, and National Fuel Gas Supply Corporation

EQT Midstream Partners, LP (NYSE: EQM)

Mountain Valley Pipeline connects supply hub to southeast power generation markets

- JV with NextEra, ConEd, WGL, RGC Resources
  - 45.5% EQM ownership interest
  - EQM to construct and operate pipeline
- \$3.0 B - \$3.5 B total project cost
  - ~\$1.5 billion EQM investment
- Q4 2018 targeted in-service
- 2 Bcf per day firm capacity commitments
  - 1.3 Bcf per day by EQT Production
  - Expect \$0.21 / Mcfe premium to NYMEX at delivery point
  - Received FERC certificate on October 13, 2017


OH
PA
MD
Mobley
WV
Access to Southeast Markets
VA
Transco Station 165
(Zone 5 Pool)

MVP significantly improves EQT pricing in 2019

31

Cash flows to EQT from EQGP accelerating 32 37% CAGR 20% EQM distribution growth in 2017; and EQM long-term forecast 15-20% for 2018-2020 $MM

33 Corporate Structure Following Merger Legacy Rice Shareholders Public Unitholders EQM EQGP 2% GP Interest 100% IDRs 26% LP Interest Legacy EQT Shareholders Non-economic GP 90% LP Interest Public Unitholders 10% LP interest 65% 35% EQT Rice Retained Midstream RMP 72% LP Interest EIG Public Unitholders 72% LP Interest Rice GP 91.75% Interest 8.25% Interest Non-Economic GP 100% IDRs 28% LP Interest (28.8mm units)

EQT Board of Directors 34 David L. Porges – Executive Chairman 20+ years of industry experience Has held several senior management roles with EQT, including Chairman and CEO from 2015 to 2017, and Chairman, President, and CEO from 2011 through 2015 Previously Managing Director at Banker’s Trust covering the energy industry Holds an MBA from Stanford University James E. Rohr – Lead Independent Director & Chair of the Executive Committee 45+ years of corporate experience Serves on boards of Marathon Petroleum Corporation, General Electric, PNC Financial, Allegheny Technologies, and Blackrock Also held several senior management roles at PNC Financial during his 42 year tenure, where he was Chairman and Chief Executive Officer from May 2000 to April 2013; and Chairman from 2013 to 2014 Vicky A. Bailey – Independent Director, Chair of Public Policy and Corporate Responsibility Committee 20+ years of experience across energy & regulated industries and national & international government Principal of BHMM Energy Services and President of Anderson Stratton International, a management consulting company Also serves as a director of Cheniere Energy Served as FERC Commissioner from 1993-2000 Philip G. Behrman, Ph.D. – Independent Director 30+ years of industry experience Prior Senior Vice President of Worldwide Exploration at Marathon Oil Company Held various positions at British Petroleum, Vastar Resources, and Unocal Corporation PhD in Geology from University of California, Berkley Kenneth M. Burke – Independent Director Former partner at Ernst & Young, with leadership positions as National Energy Industry Director and Partner-in-Charge of the Houston Energy Services Group Serves as Chairman of Audit Committee at Nexeo Solutions, a chemicals and plastics distributor Former director of Trico Marine Services, and Pride International, an offshore drilling contractor A. Bray Cary, Jr. – Independent Director, Chair of Corporate Governance Committee Former President, Chief Executive Officer, and Director of West Virginia Media Holdings Nationally known as a sports marketing entrepreneur and founder and former president of Creative Sports Marketing Margaret K. Dorman – Independent Director Former Executive Vice President, Chief Financial Officer, and Treasurer of Smith International, a supplier of oil and gas products and services Previously a board member of Hanover Compressor Company, a full service natural gas compression company Steven A. Thorington – Independent Director, Chair of the Audit Committee 30+ years of experience in finance and corporate development Former Executive Vice President and Chief Financial Officer of Plains Exploration & Production Company and Director of the general partner of QR Energy, LP Previously held roles at Plains Resources Inc., Ocean Energy Inc., and The Chase Manhattan Bank Steven T. Schlotterbeck – Director, President, and Chief Executive Officer 17+ years at EQT and current Director, President and Chief Executive Officer of EQT Also President, Chief Executive Director and Director of the general partners of EQT GP Holdings, LP and EQT Midstream Partners, LP Has held various engineering and management positons at EQT since joining in 2000, including President of Exploration & Production Lee T. Todd Jr., Ph.D. – Independent Director, Chair of the Management Development and Compensation Committee Former President and Professor of electrical engineering at the University of Kentucky Previously served as a director KG&E Energy and KU Energy, as well as President of Lee Todd Consulting, a technology consulting firm Has a Masters and PhD in Electrical Engineering from the Massachusetts Institute of Technology Christine J. Toretti – Independent Director 25+ years of experience in energy industry Former Chairman and Chief Executive Officer of S.W. Jack Drilling Company, a privately held Appalachian Basin land-drilling company Former President of The Jack Company, a privately-held natural gas production company, from 1988 through 2015 Also held roles as director of the Pittsburgh Federal Reserve Bank and currently serves a director of S&T Bancorp

[LOGO]

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The following press release was issued by EQT Corporation on October 23, 2017.

EQT to Appoint Two New Directors upon Closing of Rice Acquisition

Director nomination window to close following the sum-of-the-parts decision

PITTSBURGH—(BUSINESS WIRE)—EQT Corporation (Company or EQT) (NYSE:EQT) today announced that it has commenced a search for two additional, independent board members with extensive midstream experience. The new board members will join the EQT Board immediately following the successful closing of the Rice Energy Inc. (Rice Energy or Rice) transaction and will serve on the Committee being formed to evaluate options for addressing the Company’s sum-of-the-parts discount.

“In discussing the merits of our value-accretive acquisition of Rice Energy with our shareholders, there has been broad support for the transaction. While we are confident most investors have embraced our commitment to address the sum-of-the-parts discount, many have also indicated that they believe separating the midstream and upstream businesses is the best way to accomplish this objective,” said Steve Schlotterbeck, EQT’s president and chief executive officer. “While separation is one path to realizing the sum-of-the-parts value, the Board has committed to evaluate all options for the Company and cannot presume an outcome of that analysis.”

EQT has previously acknowledged that at some point it would be beneficial for the production and midstream businesses to be independent, due to the belief that, over time, the benefits of integration diminish relative to the valuation discount as the Company matures. The proposed acquisition of Rice accelerates the Company’s ability to reach a more moderate growth pace and is the basis for the Company’s decision to commit to determining a value-maximizing path forward. EQT’s Board remains fully committed to determining an optimum path for shareholders by the end of the first quarter 2018.

To provide full transparency and accountability, the EQT Board will move the date of its 2018 annual shareholder meeting — extending the director nomination window to allow time for the Company to announce its sum-of-the-parts decision. This schedule change provides shareholders the option to nominate new board members after evaluating the Board’s decision regarding the sum-of-the-parts evaluation.

EQT has retained Russell Reynolds Associates, a leading global search and leadership advisory firm, to conduct the director search. EQT will consult with large shareholders throughout the process.

The EQT Board unanimously approved the Rice transaction and recommends that shareholders follow instructions on the WHITE proxy card to vote “FOR” all agenda items, in advance of the special meeting on November 9, 2017. If shareholders have any questions about how to vote, or need additional assistance, please contact EQT’s proxy solicitor: Innisfree M&A Incorporated, toll-free at (877) 717-3930 (from the U.S. and Canada) or (412) 232-3651 (from other locations).

About EQT Corporation:

EQT Corporation is an integrated energy company with emphasis on Appalachian area natural gas production, gathering, and transmission. With more than 125 years of experience, EQT continues to be a leader in the use of advanced horizontal drilling technology — designed to minimize the potential impact of drilling-related activities and reduce the overall environmental footprint. Through safe and responsible operations, the Company is committed to meeting the country’s growing demand for clean-burning energy, while continuing to provide a rewarding workplace and enrich the communities where its employees live and work. EQT also owns a 90% limited partner interest in EQT GP Holdings, LP. EQT GP Holdings, LP owns the general partner interest, all of the incentive distribution rights, and a portion of the limited partner interests in EQT Midstream Partners, LP.

Visit EQT Corporation at www.EQT.com.

Cautionary Statement Regarding Forward-Looking Information

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, EQT’s and Rice’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: risks related to EQT’s acquisition and integration of acquired businesses and assets; the cost of defending EQT’s intellectual property; technological changes and other trends affecting the oil and gas industry; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; EQT’s ability to complete the acquisition and integration of Rice successfully; the possibility of litigation relating to the transaction; and other factors that may affect future results of EQT and Rice. Additional factors that could cause results to differ materially from those described above can be found in EQT’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, each of which is on file with the SEC and available in the “Investors” section of EQT’s website, https://www.eqt.com/, under the heading “SEC Filings” and in other documents EQT files with the SEC, and in Rice’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Rice’s website, https://www.riceenergy.com/, under the subsection “Financial Information” and then under the heading “SEC Filings” and in other documents Rice files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither EQT nor Rice assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, EQT has filed with the SEC a registration statement on Form S-4 that contains a joint proxy statement of EQT and Rice and also constitutes a prospectus of EQT. The registration statement was declared effective by the SEC on October 12, 2017 and EQT and Rice commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about October 12, 2017. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF EQT AND STOCKHOLDERS OF RICE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about EQT and Rice, without charge, at the SEC’s website (http://www.sec.gov). Copies of the documents filed with the SEC by EQT can be obtained, without charge, by directing a request to Investor Relations, EQT Corporation, EQT Plaza, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3111, Tel. No. (412) 553-5700. Copies of the documents filed with the SEC by Rice can be obtained, without charge, by directing a request to Investor Relations, Rice Energy Inc., 2200 Rice Drive, Canonsburg, Pennsylvania 15317, Tel. No. (724) 271-7200.

Participants in the Solicitation

EQT, Rice, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding EQT’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on February 17, 2017, and certain of its Current Reports on Form 8-K. Information regarding Rice’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus of EQT and Rice and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Contact:

EQT analyst inquiries:
Patrick Kane, 412-553-7833
Chief Investor Relations Officer
pkane@eqt.com
or
EQT Midstream Partners / EQT GP Holdings analyst inquiries:
Nate Tetlow, 412-553-5834
Investor Relations Director
ntetlow@eqt.com
or
Media inquiries:
Natalie Cox, 412-395-3941
Corporate Director, Communications
ncox@eqt.com

*    *    *    *    *

The following email was sent to employees of EQT Corporation on October 23, 2017.

Employee memo for Rice transaction voting instructions

From: S.Schlotterbeck (via CEO Communications)

Distribution: [via push email + post to KC]

Timing: Monday, October 23, 2017 (immediately following SEC filing)

RE: Special Meeting of Shareholders: Voting Instructions and How to Vote “FOR” the Rice Energy Transaction

Many of our employees are also EQT shareholders; therefore, I first want to thank you for investing in our Company. Secondly, I want to reiterate the importance of taking a few minutes to follow the EQT Board’s recommendation and vote any EQT shares you may own in favor of the pending Rice transaction. As I said in my June 19 employee memo — “This announcement regarding the Rice acquisition places our Company on a whole new playing field — EQT will now be the number one producer of natural gas in the United States. This acquisition represents the next step in the evolution of EQT and I am excited about our future and our ability to position EQT as the best company in the industry.”

If you are a shareholder of EQT, it is likely you have received multiple sets of proxy materials (via mail or electronically) regarding the pending Rice transaction — one set from EQT Corporation — and another from JANA Partners, a New York-based hedge fund. As you may know, for reasons of its own, JANA Partners opposes the Rice transaction and is soliciting votes from other shareholders against the merger. While it may be confusing to receive all these mailings and voting cards, this is standard practice in a contested transaction. If you have inadvertently returned JANA’s gold proxy card, do not worry — simply return EQT’s WHITE proxy card voting “FOR” the Rice transaction and the other agenda items as only your most current or latest-dated vote counts.

A special shareholder meeting will be held November 9, 2017 — your support is important, and every vote counts. To support EQT, you should vote your shares in advance of the meeting using the instructions below. Be aware that EQT’s WHITE Proxy Card and JANA Partners’ gold proxy card will have different instructions — the Board recommends following the instructions on the WHITE Proxy Card and discarding JANA’s gold proxy card. When voting, please remember:

•                  EQT’s proxy materials contain the WHITE proxy card. The EQT Board unanimously recommends that shareholders use the Company’s WHITE proxy card to vote “FOR” all agenda items.

•                  JANA’s proxy materials contain the gold proxy card. To support the transaction, you should vote only the WHITE proxy card, and discard any gold proxy card you receive.

•                  If you vote using JANA’s gold proxy card, it will cancel any WHITE proxy card you previously submitted for those shares.

•                  If you hold EQT shares in more than one account (i.e. Restricted Stock, 401K, Fidelity, Ameriprise, Merrill Lynch, etc) — you will receive separate proxy cards or voting instruction forms for each account. You must submit a vote for each account in which you hold EQT shares using the WHITE proxy card instructions.

•                  Online Voting: If voting online, pay close attention to the column titled “Proxy Type/Control Number” — you should only vote the “Special Meeting” as that is the EQT WHITE proxy equivalent. Ignore and do not vote the proxy area titled “Contest Meeting Opposition” as this is JANA’s gold proxy equivalent.

•                  Once you are sure that you have voted each of your accounts, you need not vote again, unless you want to change your vote.

•                  Importantly, only the most current or latest-dated proxy card(s) that you vote will count.

•                  NOTE: If your Fidelity emails are sent to your EQT email address, please check your SPAM folder for an email from Fidelity Investments.

If you have any questions about how to vote your shares, or need additional assistance, please contact Innisfree M&A Incorporated, the firm assisting us in the solicitation of proxies, toll-free at (877) 717-3930.

As always, I thank you for your commitment, hard work, and dedication to our Company. For additional highlights on the benefits of the transaction, please see the attached EQT-Rice Transaction Benefits brochure prepared for our shareholders.

Regards,

Steve

Cautionary Statement Regarding Forward-Looking Information

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, EQT’s and Rice Energy Inc.’s (Rice) plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: risks related to our acquisition and integration of acquired businesses and assets; the cost of defending our intellectual property; technological changes and other trends affecting the oil and gas industry; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the transaction is not obtained; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; EQT’s ability to complete the acquisition and integration of Rice successfully; the possibility of litigation relating to the transaction; and other factors that may affect future results of EQT and Rice. Additional factors that could cause results to differ materially from those described above can be found in EQT’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, each of which is on file with the Securities and Exchange Commission (the SEC) and available in the “Investors” section of EQT’s website, https://www.eqt.com/, under the heading “SEC Filings” and in other documents EQT files with the SEC, and in Rice’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Rice’s website, https://www.riceenergy.com/, under the subsection “Financial Information” and then under the heading “SEC Filings” and in other documents Rice files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither EQT nor Rice assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, EQT has filed with the SEC a registration statement on Form S-4 that contains a joint proxy statement of EQT and Rice and also constitutes a prospectus of EQT. The registration statement was declared effective by the SEC on October 12, 2017 and EQT and Rice commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about October 12, 2017. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF EQT AND STOCKHOLDERS OF RICE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors may obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about EQT and Rice, without charge, at the SEC’s website (http://www.sec.gov).  Copies of the documents filed with the SEC by EQT can be obtained, without charge, by directing a request to Investor Relations, EQT Corporation, EQT Plaza, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3111, Tel. No. (412) 553-5700.  Copies of the documents filed with the SEC by Rice can be obtained, without charge, by directing a request to Investor Relations, Rice Energy Inc., 2200 Rice Drive, Canonsburg, Pennsylvania 15317, Tel. No. (724) 271-7200.

Participants in the Solicitation

EQT, Rice, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding EQT’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on February 17, 2017, and certain of its Current Reports on Form 8-K.  Information regarding Rice’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2017, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus of EQT and Rice and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.